April 26, 2011

Mr. Jeff Long (202-551-6983)
Securities and Exchange Commission
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Rochdale Structured Claims Fixed Income Fund (“Registrant”)
File Nos.: 811-22358
Annual Report Dated September 30, 2010

Dear Mr. Long:

This letter is being provided to you on behalf of Registrant by Rochdale Investment Management, LLC (“Rochdale”), which serves as Registrant’s investment adviser].  Its purpose is to respond to comments (“Staff Comments”) with respect to Registrant’s Annual Report dated September 30, 2010 (“Annual Report”), communicated to Mr. Kurt Hawkesworth and Mr. Edmund Towers1 during a conference call held on March 16, 2011.

Please note that a copy of this letter has been provided to the members of the Fund’s Board of Managers (“Board”) including those members of the Board (“Independent Board Members”) who are not “interested persons” of the Fund as that term is defined in Section 2(a)(19) of the Investment Company Act of 1940, as well as counsel to the Independent Board Members.

For your convenience, we have summarized our understanding of the Staff Comments in bold typeface and set forth our response in the following italicized text.

1.           You requested financial statements for Crescit Eundo Finance I, LLC.

Response:  Crescit Eundo Finance I, LLC., (“Issuer”), which is the special purpose vehicle that is the issuer of the 8.10% Fixed Rate Note Series 2009-A (“Portfolio Note”) does not prepare separate financial statements; the Issuer’s financials are consolidated with those of its parent company.

1  Mr. Hawkesworth serves as Rochdale’s General Counsel and, until March 22, 2011, also served as Registrant’s Chief Compliance Officer.  Mr. Towers serves at the principal financial officer for Rochdale and Registrant.

Mr. Jeff Long
April 26, 2011

2.
You requested an explanation of the valuation process pursuant to which the initial value of the Portfolio Note was determined and, further, that we provide a review of the valuation process supporting Registrant’s decision to carry the Portfolio Note at par, as reflected in the Annual Report.

Response:  The price paid by the Fund to acquire the Portfolio Note was established as a result of an arms-length negotiation undertaken by the Adviser, on behalf of the Fund, with the Issuer.  Factors central to this negotiation included:  (i) the value of payments expected to be received by the Issuer from the receivables (“Receivables”) upon which the Issuer is expected to rely in meeting its obligations under the terms of the Portfolio Note; (ii) the payment history of the Receivables; (iii) the credit quality of the insurance companies (“Annuity Providers”) obligated to make such payments over the life of the Portfolio Note; (iv) the illiquid nature of the Receivables and the Portfolio Note; and (v) relative interest rates available to investors through investment in other fixed income vehicles in light of the Adviser’s forecast with respect to interest rates.  Also relevant in this negotiation were the fact that the Portfolio Note may not be pre-paid by the Issuer without the consent of the holder of the Portfolio Note and the secured nature of the Fund’s interest in collateral underlying the Portfolio Note (which includes but is not limited to the Receivables).

Because the Portfolio Note is illiquid, its market value is determined each quarter in accordance with a “fair valuation” process.  With respect to the period ended September 30, 2010, the process focused on six factors and resulted in a determination that the fair value of the Fund’s assets should be set at par.  The six factors, together with the conclusion of the Pricing Committee with respect to each such factor are noted below.

Factor	Pricing Committee Finding
Changes in the Fund’s Holdings	The Fund’s principal asset continues to be the Portfolio Note; the only change in the Fund’s holdings relates to normal payments of principal and interest to Unitholders.
Changes to the value of the Collateral	No changes noted other than as a result of payments of principal and interest in accordance with the amortization schedule associated with the Portfolio Note.

Mr. Jeff Long
April 26, 2011

Distributions of interest and principal	All payments of principal and interest, as required under the amortization schedule associated with the Portfolio Note, timely received.
Credit quality of the Annuity Providers	Credit ratings relating to Annuity Providers remained unchanged; no other material information deemed to affect the creditworthiness of the Annuity Providers reported.
Changes in interest and swap rates, spreads and Fed fund rates
Decrease in overall interest rate markets was considered, as was the Adviser’s internal analysis net present value analysis (“NPV Analysis”).  The NPV analysis indicated that the expected discounted cash flows and the value of the Collateral pool are approximately the same. Although the Adviser’s internally developed forward interest rate yield curve (“Model”) had assumed increases of 1.0% each year over the expected life of the Fund, use of a more conservative estimated yield curve in the would support continuation of the fair value previously assigned, without adjustment.

Liquidity of the Collateral and the Portfolio Note	The Committee determined that there had been no change in the liquidity of the Portfolio Note.

In summary, the Pricing Committee determined that five of the six factors had remained unchanged since the Fund’s inception, save for normal distributions.  In assessing the criterion relating to interest rates and spreads, the Pricing Committee recognized that decreasing interest rates during the period put upward pressure on the value of the Fund’s assets.  In light, however, of the Adviser’s NPV analysis and allowing for the use of a more conservative yield curve than that which the Adviser had initially proposed, the Committee determined that its internal interest rate model did not warrant a value adjustment.

We also note that, since the Fund’s inception, no Unitholders have notified the Fund of their desire to transfer their Units nor has any transfer occurred to the knowledge of the Fund.  Therefore, from a commercial perspective, NAV is of interest only as a basis for calculating asset-based fees, all of which would have been higher under the only reasonable alternative to a modest (and speculative) NAV increase.

Mr. Jeff Long
April 26, 2011

3.	You requested an explanation of Registrant’s decision to adjust the policy pursuant to which Rochdale is afforded an opportunity to recoup certain expenses.

Response:  The Fund’s investment adviser initially recommended, and the Fund’s Board initially approved, an expense limitation agreement (“Initial Agreement”) pursuant to which (i) the Adviser agreed to reimburse the Fund for certain of the Fund’s operating expenses to the extent that such expenses exceeded 1.00% of the Fund’s average annual net assets; and (ii) that the Adviser would be permitted to recoup such reimbursements in subsequent year under certain circumstances.  The arrangement set forth in the Initial Agreement, however, was later modified by the Fund’s Board upon the request of the Adviser.  The modified arrangement (“Current Agreement”) provides that the Adviser would reimburse the Fund for expenses and costs incurred by the Fund to the extent that such costs and expenses would have the effect of reducing annual distributions to Unitholders below a specified annual distribution.

Before addressing the basis for the Board’s approval of the Current Agreement, we note that assessing a fund’s economics and the determination of the terms of a fund’s arrangements with its investment advisor are prime examples of the exercise of a board’s business judgment.  Courts and regulations have repeatedly recognized the wide discretion that should attach to those judgments.

In requesting that the Fund’s Board approve the Current Agreement, the Adviser considered several factors, including the following:

•
The bulk of expenses associated with the operation of the Fund are not spread evenly across the life of the Fund, as is typically the case for traditional fixed income vehicles.  Instead, the Fund’s expenses were are incurred at the commencement of the Fund’s operations in connection with the negotiation of the terms of the Portfolio Note and detailed arrangements designed to ensure the integrity of the Collateral underlying the Portfolio Note.

•
The expenses associated with acquisition and negotiation of the Portfolio Note were paid by the Adviser with the expectation that the Adviser would have an opportunity to recoup certain of the expenses incurred by it in the manner described in the Initial Agreement.  The threshold for implementing the recoupment process as set forth in the Initial Agreement, however, was agreed upon between the Fund and the Adviser based on estimated expenses well below those actually incurred by the Adviser.  These expenses were directly attributable the unique character of the asset class in which the Fund is designed to invest, unanticipated legal expenses associated with the negotiation of detailed arrangements designed to ensure the integrity of the Collateral underlying the Portfolio Note and costs associated with the examination and verification of physical records evidencing the Collateral.

Mr. Jeff Long
April 26, 2011

•
Investors who have chosen to acquire Units had done so with the objective of securing a fixed quarterly distribution over the expected life of the Fund and not with a view to total return or capital appreciation.  For this reason, the Adviser believed that the Fund’s ability to provide Unitholders with the expected level of income and not the Fund’s expense ratio, would be a more appropriate benchmark in connection with the Adviser’s agreement to limit the expenses borne by Unitholders and, similarly, as a threshold for the Adviser’s ability to recoup expenses previously absorbed by the Adviser.  Additionally, the Adviser believed that the 1.0% cap established under the Initial Agreement would, over time and in the context of a self-liquidating vehicle such as the Fund, result in the Adviser having borne an unintended level of expenses notwithstanding the receipt by Unitholders of the expected level of income.

Apprised of the Adviser’s intention to propose a change in the Initial Agreement not long after the closing of the Fund’s initial offering on February 24, 2010, the Board’s Executive Committee approved the Current Agreement on March 10, 2011, and it was ratified by the full Board at its meeting held on June 10, 2010.  In doing so, the Board concurred with the Adviser’s analysis of the unintended and negative financial impact that the Initial Agreement, left in place, would have on the Adviser.  The Board also acknowledged that the Adviser had, in conducting, on behalf of the Fund, the negotiation of the terms of the Portfolio Note and certain agreements relating to the Fund’s security interest in the Collateral without a corresponding increase in price paid by the Fund upon acquisition of the Portfolio Note.  In approving the Current Agreement, the Board recognized that the Current Agreement would advantage the Adviser by easing the costs for which the Adviser would otherwise be solely responsible.  The Board viewed the change, however, as an appropriate means to ensure the continued services of the Adviser on business terms that are reasonable both in the context of the Adviser’s business and the expectations of the Fund’s Unitholders.

Registrant notes that the terms of the Current Agreement have been applied to the entirety of the Fund’s first fiscal year.  Registrant believes this is appropriate in light of the fact that the specified minimum distribution is an annualized figure and is meaningful only to the extent that all distributions are taken into account.  Additionally, Registrant notes that the Current Agreement was approved by the Board’s Executive Committee, which is comprised solely of Independent Board Members at a meeting held fourteen days following the closing of the offering of the Fund’s Units, a period during which no distributions were made.

Mr. Jeff Long
April 26, 2011

* * * **

Per you request, we hereby represent, on behalf of the Registrant, that the Registrant will not assert any comment or review by the Commission’s staff relating to the filing referred to above as an affirmative defense in any proceeding initiated by the Commission or by any other person against the Registrant.  We further acknowledge that, as contemplated under the federal securities laws, the adequacy of the disclosure in the filing referenced above is the responsibility of the Registrant.2

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at 212-702-3551 or via email at kah@rochdale.com.

Very truly yours,

Kurt Hawkesworth
Chief Operating Officer
& General Counsel

cc:           Mr. Carl Acebes
Mr. Max Baretge
Mr. Thomas Volpe
Mr. Jerry Roland
Mr. Nathan Greene
Mr. Ed Towers

2 As indicated in the Commission’s press release of June 24, 2004, neither the request for, nor the provision of, the above representation should be construed as confirming that there is or is not an inquiry or other pending matter involving Registrant.